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August 11, 2006                                                                          Mayer, Brown, Rowe & Maw LLP
                                                                                                        1675 Broadway
                                                                                        New York, New York 10019-5820
BY EDGAR & COURIER
------------------                                                                            Main Tel (212) 506-2500
                                                                                              Main Fax (212) 262-1910
Max A. Webb, Esq.                                                                              www.mayerbrownrowe.com
Securities and Exchange Commission
Division of Corporate Finance                                                                        PAUL A. JORISSEN
100 F Street, N.E.                                                                                            Partner
Washington, D.C. 20549                                                                      Direct Tel (212) 506-2555
                                                                                            Direct Fax (212) 849-5555
                                                                                         pjorissen@mayerbrownrowe.com

Re:      Securitisation Advisory Services Pty. Limited Registration
         Statement on Form S-3
         ----------------------------------------------------------

Dear Mr. Webb:

We are at this time, on behalf of Securitisation Advisory Services Pty. Limited
(the "Registrant"), submitting electronically a registration statement on Form
S-3 (the "Registration Statement") that has been prepared in connection with
Regulation AB and that updates the previous registration statement for the
Registrant (Registration No. 333-127026) that was declared effective in August
2005.

For your convenience, we are enclosing two courtesy copies of the Registration
Statement in printed format. The versions of prospectus supplement and base prospectus contained in the courtesy copies are marked to indicate changes from the previous registration statement.

If you have any questions concerning the Registration Statement, please do not hesitate to call me at (212) 506-2555.

Very truly yours,

/s/ Paul A. Jorissen
Paul A. Jorissen

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